AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements as at March 31, 2004 of Amarc Resources Ltd. ("Amarc", or the "Company") and the unaudited financial statements for the period ended December 31, 2004.

This MD&A is prepared as of February 20, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

In fiscal 2004, the Company assembled a capable and experienced mineral exploration team to focus its efforts toward making major new mineral deposit discoveries in British Columbia. This team continues to assess properties in order to assemble a portfolio of key projects, and to plan and implement field surveys on high priority targets.

Buck Property

In January 2004, the Company entered into agreements to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $65,929 cost of staking the property, line cutting to establish a survey grid over it and by performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”) (then, GMD Resource Corp.) pursuant to which Chatworth can earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, (ii) 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (iii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000. The 100,000 common shares and 100,000 warrants of Chatworth were received in September 2004. The 100,000 pre-consolidation Chatworth shares with a value of $5,000 were credited against the acquisition cost of the property. Chatworth subsequently completed a 6-for-1 share consolidation.

No additional work has been done on the property prior to December 31, 2004.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

RAD and Sitka Properties

In January 2004, the Company entered into agreements to acquire 100% interests in each of the RAD and Sitka mineral properties. The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $8,000 staking cost.

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, was acquired by paying $20,000 in cash and issuing 80,000 shares of the Company to an arm's length party.

Bob and JMD Properties (Nechako Gold Project)

In January 2004, the Company entered into agreements to acquire a 100% interest in the Bob and JMD mineral properties. The 1,200 hectare Bob and the adjacent 100 hectare JMD properties, located 80 kilometers west of Quesnel, were acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were to have been held in reserve until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures.

In November 2004 the Company signed an option agreement whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, can acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold Corporation, and by incurring $250,000 in exploration work over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company.

At the end of the option period the Company and Endurance Gold may enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties, from whom the property was acquired, waived the right to the 50,000 shares held in reserve.

Subsequent to December 31, 2004, Endurance Gold staked an additional 2,047 hectares of mineral claims within the area of common interest surrounding the property which will form part of the property and be subject to the terms of the agreement with Endurance Gold.

The project has been re-named the Nechako Gold Project. The property is underlain by Cretaceous sedimentary rocks. Previous work has identified a large area of epithermal alteration with anomalous gold and gold indicator element mineralization as exhibited from soil and rock chip samples.

GBR-Bonanza

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake on the Golden Bear Road. The Company has the option to acquire a 100% interest in the claims, subject to a net smelter royalty (“NSR”), from the Iskut North Syndicate, an arm's length party, by making cash payments totaling $225,000, of which $15,000 has been paid, and by issuing 450,000 shares, of

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

which 30,000 have been issued. The property is also subject to a 2% net smelter royalty (“NSR”) which the Company, at its option, can purchase for $2 million. The Company staked an additional 5,825 hectares in 28 claims to add to the property within the area of common interest that is subject to the terms of the agreement.

Previous exploration activities on the GBR property have identified large copper and gold soil geochemical anomalies. The Company began a first phase exploration program in June consisting of geological mapping, approximately 62 line kilometers of geochemical grids and 47 line kilometers of ground (induced polarization and magnetometer) geophysical surveys.

Results of the programs have been reviewed, and the results are not sufficiently positive to warrant further exploration on this property.

In October 2004, the Company signed a Letter of Intent to enter into an option agreement with Candorado Operating Co. Ltd. (“Candorado”), which owns an option to acquire 100% of the Bonanza property from the underlying owners, subject to a 2% net smelter royalty that can be purchased for $2 million. The property is located approximately 25 kilometers southeast of the village of Iskut in northwest British Columbia. The Company may acquire 51% of Candorado’s position by expending $125,000 in exploration work. After the Company earns its 51% interest, the parties may form a joint venture to fund ongoing exploration of the property. To maintain the option the joint venture is required to pay $92,500 in cash and 450,000 shares to the underlying vendors of the property over the next two years. Any share payments will be indexed to the relative joint venture interests of the Company and of Candorado, and the share price of Candorado. The obligations of the parties are subject to the preparation and execution of definitive agreements.

The property is underlain by Triassic Stuhini volcanic and sedimentary rocks. Historical exploration work on a portion of the property comprised soil sampling, magnetic surveys, induced polarization surveys, trenching and 640 metres of diamond drilling. Intermittent copper and gold values were encountered in the historical trenching and drilling.

During the quarter ended December 31, 2004, the Company performed soil sampling, magnetometer and induced polarization surveys on the property. Results of the program are being evaluated.

Spius Property

In July 2004, the Company entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company can acquire its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years, of which 10,000 shares have been issued. The property is also subject to a 2% NSR, which the Company, at its option, can purchase for $2 million.

Reconnaissance geologic surveys were performed over the property. An evaluation of these results had been completed by the Company and the results do not warrant further exploration on this property.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. The Company added to the property by staking an additional 1,750 hectares in four claims.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled. These prospective areas are being explored using geophysical techniques, and anomalous zones are being drill tested to determine their geologic character. Characterization drilling is not yet completed.

During the quarter ended December 31, 2004, the Company staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tonnes containing 0.18% copper and 0.4 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims.

The Kal, M2, M3, M4, M5 and Tsil properties were tested by geophysical techniques and drilling during the quarter. An evaluation of these results had been completed by the Company and the results do not warrant further exploration on these properties.

Subsequent to the quarter ended December 31, 2004, the Company staked an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). These prospective areas are being explored using geophysical techniques, and anomalous zones will be drill tested to determine their geologic character.

Natlan Property

In October 2004, the Company signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property, located 25 kilometers northeast of Hazelton. The Letter of Intent proposes that the Company purchase 100% of the claims by making staged cash payments totaling $500,000 over five years of which $10,000 has been paid. This option payment has been expensed and is shown in the consolidated schedules of exploration expenses under option payments. The purchase is subject to a 2% NSR which can be purchased by the Company for $2 million, subject to the preparation and execution of definitive agreements.

The Natlan property features a gold (and associated indicator elements) geochemical anomaly in an area of Early Jurassic to Late Cretaceous Bowser Lake Group sedimentary rocks, intruded by late Cretaceous Bulkley plutonic rocks. The Company has performed a soil geochemical survey on the property, the results of which are being reviewed by the Company.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

In October 2004, the Company staked an additional 1,400 hectares of claims in the area of common interest surrounding the original property that will be included in the terms of the agreement.

Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, the 1,125 hectare Hook Property, the 2,125 Sky Property and the 2,175 hectare Jim Property. The Crystal and Orr claims are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim Properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, the Company added, by staking, 100 hectares in four claims to the Jim property and 2,500 hectares in five claims to the Crystal property. Exploration work was completed during 2004.

The geological setting consists of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks - a setting known to be prospective for porphyry gold-copper occurrences. The target areas are defined by airborne magnetometer geophysical anomalies. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out in May and June.

During the quarter ended December 31, 2004, reconnaissance drilling was performed on the Orr, Hook and Crystal properties to characterize a number of geophysical anomalies present on the properties. An evaluation of these results had been completed by the Company and the results do not warrant further exploration on these properties. In January 2005, a portion of the Crystal property was allowed to lapse.

In November 2004, the Company staked the Giff, Naud and Tin properties, comprising 5,196 hectares, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits in the Cariboo region of British Columbia, approximately 85 kilometers east of Williams Lake. These properties will be explored in 2005 using detailed geophysical techniques and follow-up drilling if warranted.

In December 2004, the Company entered into a Letter of Intent, whereby the Company obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops by issuing 200,000 common shares in stages and making cash payments totaling $135,000 over a period of 2 years. The agreement includes a 2% net smelter royalty payable from production on the property, which royalty is purchasable by the Company for $1 million.

In January 2005, a definitive legal agreement was signed by the parties. Thereafter, the Company made the first option payment of 25,000 shares and $15,000.

The Max property, located north of Kamloops, hosts a precious metals rich volcanogenic massive sulphide occurrence containing barite, silver and base metals. The property has been explored intermittently in the past by surface and underground work. Drilling commenced in January 2005. Several holes are planned.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

In December 2004, the Company signed a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad property. The Company can acquire its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. The Company may increase its interest to 75% by carrying the project to feasibility. An initial payment of $10,000 has been made. Execution of definitive agreements is in progress. In 2005, the Company is required to spend a minimum of $100,000 to maintain the option.

The Acacia property is underlain by the Paleozoic Eagle Bay Assemblage comprising metamorphosed volcanic and sedimentary rocks, known to host the nearby Samatosum and Rea precious and base metals volcanogenic massive sulphide deposits.

Farm out agreement

On November 1, 2004 the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a related company by virtue of certain directors in common with the Company, whereby Rockwell was granted the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on the named properties by December 31, 2004, which Rockwell completed. The Company has the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually-agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. The right of Call is on a property-by-property basis.

Other Properties

The Inde Property ("the Property") comprises approximately 270 hectares located in Durango State, Mexico, and consists of five mineral concessions, of which three were owned outright by the Company and two were held under option.

During the quarter ended December 31, 2004, the Company terminated its option agreement with the underlying vendor, and pursuant to that agreement also relinquished, to the underlying vendor, the three concessions which it owned. Consequently, the Company has no further interest in the Inde Property and subsequent to December 31, 2004, received the necessary legal and environmental releases from the vendor.

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

     AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

Copper prices strengthened throughout 2004. The average price for the year was approximately US$1.30 per pound, compared to US$0.81 per pound in 2003. Gold prices continued an overall uptrend in 2004. The average gold price for 2004 was US$410 per ounce, compared to US$364 per ounce in 2003.

     AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31	As at March 31	As at March 31
	2004	2003	2002
Current assets	$14,053,400	$871,881	$2,467,427
Mineral properties	73,929	–	–
Other assets	60,188	147,225	90,991
Total assets	14,187,517	1,019,106	2,558,418

Current liabilities	182,759	256,001	221,320
Shareholders’ equity	14,004,758	763,105	2,337,098
Total shareholders’ equity & liabilities	14,187,517	1,019,106	2,558,418

Working capital	$13,870,641	$615,880	$2,246,107

	Year ended	Year ended	Year ended
	March 31 2004	March 31 2003	March 31 2002
Expenses
Conference and travel	$33,404	$12,157	$73,266
Depreciation	17,037	20,750	4,052
Consulting	79,964	73,697	110,971
Exploration	460,252	405,330	3,735,839
Legal, accounting and audit	53,913	158,814	178,908
Office and administration	28,468	107,304	79,820
Salaries and benefits	140,619	272,965	110,766
Shareholder communication	21,495	126,193	20,552
Trust and filing	43,915	11,550	11,843
Foreign exchange loss (gain)	9,621	64,609	(1,580)
Gain on disposal of equipment	–	–	(2,907)
Government grants	–	–	(387,880)
Interest income	(74,590)	(4,963)	(47,032)
Write down of marketable securities	–	581,010	–
Subtotal	814,098	1,829,416	3,886,618
Stock-based compensation	407,363	5,805	–
Loss (gain) on sale of marketable securities	(2,052,596)	19,500	–
Net income (loss) for the period	$831,135	$(1,854,721)	$(3,886,618)

Basic and diluted income (loss) per share	$0.04	$(0.12)	$(0.37)

Weighted average number of common shares
outstanding	21,421,096	15,170,448	10,441,233

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Results of Operations

Expenses in the third quarter of fiscal 2005, excluding stock-based compensation, foreign exchange, tax on flow-through shares, loss on disposal of marketable securities, and interest increased to $3,679,625, as compared to $1,368,725 in the second quarter of fiscal 2005 and $231,021 in the third quarter of fiscal 2004. This increase was due primarily to greatly increased exploration activity of the Company. Exploration expenses, excluding stock-based compensation, for the quarter ended December 31, 2004 were $3,492,903 as compared to $1,187,470 for the previous quarter and $44,354 in the third quarter of fiscal 2004.

Exploration costs increased in the third quarter of fiscal 2005 compared to the same quarter of 2004 as the BC Initiative to review many properties and to follow up with field programs gained momentum, whereas there were no active programs underway during the same quarter in the previous fiscal year. The main exploration expenditures during the quarter were geological (2005 - $1,133,072; 2004 - $29,426) due mainly to the increase in wages for geological work (2005 - $237,109; 2004 - $7,015) and increased costs associated with geophysical work (2005 - $540,943; 2004 - $nil). Other exploration costs included site activities (2005 - $1,010,018; 2004 - $6,241) of which costs for site contractors (2005 - $552,032; 2004 - $nil) and charter air travel (2005 - $504,312; 2004 - $nil) were the largest components.

Interest income increased to $64,691 from $58,566 in the previous quarter. The Company accrued tax payable on the flow-through shares issued in 2003 of $98,200. Legal, accounting and audit expenses at $17,073 were down on the previous quarter ($28,180), primarily due to a decrease in legal fees associated with property acquisition agreements. Office and administration costs were up $2,117 to $15,403 from $13,286 in the second quarter. Salaries and benefits decreased marginally to $77,176 from $79,286 in the previous quarter as much of the additional management activities associated with property acquisitions continued during quarter. Shareholder communication expenditures decreased by $3,646 to $31,375 from $35,021 in the previous quarter.

     AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2004	2004	2004	2004	2003	2003	2003	2003
Current assets	$9,933	$12,620	$13,647	$14,054	$9,451	$745	$840	$872
Other assets	287	295	302	134	64	68	73	147
Total assets	10,220	12,915	13,949	14,188	9,515	813	913	1,019

Current liabilities	1,109	389	190	183	338	215	220	256
Shareholders’ equity	9,111	12,526	13,759	14,005	9,177	598	693	763
Total shareholders’ equity and
liabilities	10,220	12,915	13,949	14,188	9,515	813	913	1,019

Working capital	8,824	12,231	13,457	13,871	9,113	530	620	616

Expenses
Conference and travel	1	–	2	4	29	–	–	1
Depreciation	3	4	3	3	5	5	4	4
Consulting	12	17	5	(5)	67	6	12	18
Exploration	3,494	1,187	544	396	44	13	7	(1,220)
Legal, accounting and audit	16	30	13	26	9	9	10	32
Office and administration	41	13	10	(12)	10	10	20	16
Salaries and benefits	77	79	51	36	46	37	22	28
Shareholder communication	31	35	12	14	1	6	1	2
Trust and filing	5	5	6	20	20	5	(1)	4
Subtotal	3,680	1,370	646	482	231	91	75	(1,115)
Foreign exchange loss (gain)	4	7	(2)	(2)	2	5	5	28
Interest income	(65)	(59)	(72)	(61)	(5)	(1)	(8)	–
Other	98	–	–	–	–	–	–	–
Subtotal	3,717	1,318	572	419	228	95	72	(1,087)
Stock-based compensation	88	404	12	407	–	–	–	6
Write-down of marketable
securities	2	–	–	–	–	–	–	20
Loss (gain) on sale of
marketable securities	25	(20)	(46)	(1,698)	(354)	–	(1)	581
Net income (loss) for the
period	$(3,831)	$(1,702)	$(538)	$872	$126	$(95)	$(71)	$480

Basic and diluted net income
(loss) per share	$(0.08)	$(0.04)	$(0.01)	$0.02	$0.01	$(0.01)	$(0.00)	$0.03

Weighted average number of
common shares
outstanding (thousands)	45,344	44,879	44,429	41,002	15,989	15,469	15,469	15,469

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At December 31, 2004, the Company had working capital of approximately $8.8 million, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

1.7	Capital Resources

The Company fulfilled its obligation to spend approximately $3.8 million in qualifying Canadian exploration expenses prior to December 31, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Pursuant to an agreement dated December 31, 1996, Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, a private company with certain directors in common with the Company, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $458,770 in the third quarter of fiscal 2005, as compared to $436,900 in the previous quarter and $33,527 in the third quarter of fiscal 2004. The variances are due to the Company’s increase in exploration activities.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company. The Company paid $3,200 to HDGI in the third quarter of fiscal 2005, comparable to both the previous quarter and the third quarter of fiscal 2004 when $3,200 was also paid.

United Mineral Services Ltd. (“UMS”) is a private company owned by a director of the Company. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting.

1.10	Fourth Quarter

Not applicable

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3	Disclosure of Outstanding Share Data

The following table details the share capital structure as at February 20, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				45,783,642

Share purchase options	March 21 2005	$0.31	1,930,000
	March 21, 2005	0.36	25,500
	March 21, 2005	0.49	73,000
	May 9, 2005	0.17	7,000
	March 21, 2006	0.60	2,046,000	4,081,500

Warrants	March 9, 2005	0.85	2,000,000
	December 31, 2005	0.34	12,349,999	14,349,999

Certain of the above-noted warrants are subject to accelerated expiry provisions under certain conditions. Refer to the accompanying financial statements.